Exhibit 99.7

UNITED UTILITIES PLC

The following announcement is being made in accordance with 16.13 of the Listing Rules.

On 15 December, 2003 in connection with the operation of the United Utilities PLC employee share plans, United Utilities Employee Share Trust Limited as trustee of the United Utilities share trust, acquired 446,963 ordinary shares in the Company at a price of 511p per share, amounting to (0.8) per cent of the issued ordinary share capital.

The following directors are potential beneficiaries in the performance share plan and are deemed to have an interest in the above acquisition:

John Roberts
Simon Batey
Gordon Waters

Further information can be obtained from Tim Rayner, Company Secretary 44 1 925 237071.

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol “UU”.